EXHIBIT 99.1

News Release dated October 23, 2019, Suncor Energy to release third quarter 2019 financial results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release third quarter 2019 financial results

Calgary, Alberta (Oct. 23, 2019) — Suncor will release its third quarter financial results on Oct. 30, 2019 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the third quarter will be held on Oct. 31 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Mark Little, president and chief executive officer and Alister Cowan, executive vice president and chief financial officer. A question and answer period with analysts will follow brief remarks from management. Trevor Bell, vice president, Investor Relations will host the call.

Please note, telephone lines are limited and reserved for those who intend to ask a question.

To participate in the conference, go to suncor.com/webcasts.

If you are an analyst or media and would like to participate in the Q&A period:

•                  if calling from North America: 1-866-219-5885

•                  if calling from outside North America: +1-209-905-5918

An archive of the webcast will be available on suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Investor inquiries:	Media inquiries:
1-800-558-9071	1-833-296-4570
invest@suncor.com	media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com